UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Receipt of Request regarding Implementation of Separation Mechanism concerning Ellomay Luzon Energy Infrastructures Ltd.

On February 8, 2026, Ellomay Capital Ltd. (the “Company”) received a copy of a letter sent by Amos Luzon Development and Energy Group Ltd. (the “Luzon Group”), to Prof. Yitzhak Soari, requesting Prof. Soari to determine the timetable and other terms for implementing a separation mechanism between the Company and the Luzon Group with respect Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”), currently held in equal parts (50%-50%) by the Company (indirectly) and the Luzon Group. The Luzon Group’s letter refers to the shareholders’ agreement executed by the Company’ wholly-owned subsidiary and the predecessor of the Luzon Group in connection with their holdings in Ellomay Luzon Energy, which provides that either party may approach an agreed-upon expert to determine a separation mechanism between the parties out of the following two options: (a) a bidding process, or (b) a Buy Me Buy You (BMBY) mechanism. Ellomay Luzon Energy’s main asset is its 33.75% holdings in Dorad Energy Ltd. The Company is examining the letter, the terms of the shareholders’ agreement and other relevant circumstances in order to formulate its position. There can be no assurance that a separation process will be implemented and at what terms, and the Company cannot currently estimate the potential outcome of such separation process, if and to the extent implemented.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the possibility that a separation mechanism will be implemented, its terms and outcome, changes in electricity prices and demand, regulatory changes, increases in interest rates and inflation, the impact of the war and hostilities in Israel and Gaza, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, technical and other disruptions in the operations or construction of the power plants owned by the Company, the impact of the continued military conflict between Russia and Ukraine, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: February 9, 2026

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